FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Ordinary General Shareholders Meeting Agenda

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ITEM 1

BANCO SANTANDER CENTRAL HISPANO

Ordinary General Shareholders Meeting

The Board of Directors of the Bank has agreed to invite shareholders to an Ordinary General Shareholders Meeting at the Palacio de Festivales (Avenida Reina Victoria, s/n) in Santander on June 21, 2003 at 11am on second call, in the event that it is not possible to achieve a quorum in the first call at the same place and time on June 20, 2003. Shareholders will be invited to consider and resolve the following points:

AGENDA

One	Examine and approve, where applicable, the annual financial statements (Balance Sheet, Income Statement and Annual Report) and the management performance of Banco Santander Central Hispano and of its Group for 2002.

Two	Distribution of dividend for 2002.

Three	Board of Directors: re-election of Directors and ratification of appointment of Director.

Four	Re-election of External Auditors for the 2003 financial year

Five	Authorization to enable the Bank and its affiliates to acquire their own shares under article 75 and additional first provision of the Corporations Act, canceling the unused part of the authorization granted by the Extraordinary General Meeting of Shareholders on February 9, 2002.

Six	Modification of the Corporate By-laws: articles 17 (limit the number of votes to be issued at a Shareholders’ Meeting by a single shareholder), 24 (requirement of a strengthened majority for the adoption of certain agreements by the Meeting), 27 (powers of the Shareholders’ Meeting), 30 (requirements to be eligible as a director), 32 (requirements to be appointed Chairman and Vice-Chairman), 36 (powers of the Board of Directors) and introduction of a new bylaw rule, article 39, to include the regulation of the Auditing and Compliance Committee, renumbering the current articles 39 to 45 as 40 to 46.

Seven	Approve, where applicable, the Regulations of Shareholders’ Meetings.

Eight	Delegation of authority to the Board of Directors to execute the resolution – to be adopted by the Meeting – to increase the share capital, in accordance with article 153.1.a) of the Corporations Act.

Nine	Authorize the Board to increase the share capital, in accordance with article 153.1.b) of the Corporations Act and delegation of the authority for exclusion of pre–emptive subscription rights, in accordance with article 159.2 of said Act, with cancellation of resolution SIX. II of the Extraordinary General Meeting of February 9, 2002

Ten	Delegation to the Board of Directors to issue fixed-income securities convertible into and/or exchangeable for shares of the Bank; setting criteria for the determination of the bases and types of conversion and/or exchange, and the increase of share capital by the necessary amount, as well as exclusion of pre-emptive subscription rights of shareholders and holders of convertible bonds.

Eleven	Delegation to the Board of Directors of the authority to issue fixed income securities not convertible into shares.

Twelve	Authorization to the Board of Directors to interpret, rectify, complement, execute and carry out the resolutions adopted by the General Meeting, as well as to substitute the authorizations received from such Meeting, and the granting of authority to place such resolutions on public record.

Attendance of Notary

The Board of Directors has resolved to require the presence of a Notary Public to draw up the minutes of the Meeting, in accordance with the provisions of Article 114 of the Corporations Act concerning article 101 of the Regulations of the Mercantile Registry.

Attendance

Shareholders having one hundred or more of the Bank’s shares registered in their name and who fulfill the other requirements established by the Bylaws are entitled to attend the Meeting. Holders of less than one hundred shares may group together until such number is reached, in order that one of them may attend the Meeting, or be represented by another shareholder entitled to attend.

Right of attendance may be delegated according to what is established in this respect in the corporate Bylaws and in the Corporations Act.

Right to information

With the publication of the convening of the Shareholders Meeting, shareholders will have available from the Company, immediately and without charge, copies of the annual accounts, management report and auditors report for 2002, as well as the consolidated accounts and management report for the Group, and the respective auditors report.

In relation to points Six and Eight to Ten of the Agenda, inclusive, shareholders will be able to review at the Bank’s registered office, from the date of the convening of the Shareholders Meeting, the full text of proposed agreements and the respective reports of the administrators, or may request such documents to be delivered or sent free of charge.

Additional information and documentation is available on the Web Site

Independently of the right of information referred to above, from the date of the publication of the convening of the Shareholders Meeting, shareholders can also review the text of the Regulation of the General Shareholders Meeting that is submitted for approval under point Seven of the Agenda, either at the Bank’s registered office, or by free delivery on request.

At the same time, from the convening of the Shareholders Meeting the following documents are available on the Bank’s Web Site (http://www.gruposantander.com):

(i) Annual accounts, management report and auditors report corresponding to the year 2002, as well as consolidated accounts, the management report of the Group and respective the report of auditors for the same year.

(ii) Full text of proposals submitted under the corresponding points of Agenda, as well as, in relation to points Six and Eight to Ten, the corresponding auditors reports.

(iii) Text of the Regulation of the General Shareholders Meeting that is being submitted for approval under point Seven of the Agenda.

(iv) Annual Report (including the report of Corporate Governance)

Santander, March 17, 2003

The Secretary General and of the Board of Directors
Ignacio Benjumea

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: March 21, 2003	By:	/s/ JOSÉ ANTONIO ALVAREZ

Name: José Antonio Alvarez
Title: Executive Vice President